

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2012

Via Facsimile
Mr. Daniel E. Rosati
Chief Financial Officer
TMS International Corp.
12 Monongahela Avenue
P.O. Box 2000
Glassport, PA 15045

> **Re: TMS International Corp.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 21, 2012**
> **Form 10-Q for the quarterly period ended September 30, 2012**
> **Filed November 6, 2012**
> **File No. 1-35128**

Dear Mr. Rosati:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

General

1.   We note various instances such as your disclosure on pages four and five where you refer to your Adjusted EBITDA. Please revise future filings to also include your results based on net income.

Item 6. Selected Financial Data, page 38

2.   We note your presentation of Adjusted EBITDA Margin here as well as within MD&A. To the extent that you continue to present this measure in future filings, please also

include a reconciliation to the most directly comparable GAAP measurement. Reference Item 10(e) of Regulation S-K. Please also provide us with any proposed future disclosures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Application of Critical Accounting Policies, page 48
Revenue Recognition, page 49

3.   We note your disclosures here as well as on pages F-13 and F-14 regarding transactions in which you record revenue from the sale of materials for the full value of the material based on the amount you invoice to the customer. Please provide us with a specific and comprehensive discussion regarding how you have considered each factor outlined in ASC 605-45 in determining that recording revenue at the gross amount was appropriate. In addition, please revise your disclosure in future filings to more fully explain how you determined that this revenue recognition policy was appropriate and provide us with an example of any proposed future disclosures.

4.   With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding your revenue recognition policy for your service revenue. In this regard, we note your disclosure on page F-15 that indicates you account for each type of service as a separate arrangement. Please further explain how you determined that each individual service has standalone value and how you allocate the total consideration in a contract to each individual service for revenue recognition purposes. Reference ASC 605-25.

5.   We note your disclosures on pages 61and 62 that a portion of your accounts receivable balance might remain outstanding to support your raw material procurement business with a customer. With a view towards future disclosure, please further clarify for us the nature of your arrangement with this customer and help us understand how you have considered the payment terms in your revenue recognition policy. Reference ASC 605.

Results of Operations, page 52

6.   Please revise future filings to discuss your results and changes in net income.

7.   We note your disclosures on page F-40 regarding the revenue results based on types of services. Please revise future filings to discuss and quantify the underlying factors that are attributable to changes in your types of services.

Item 9A. Controls and Procedures, page 70

8.   We note your statement that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were effective in timely alerting them to material information required to be included in your periodic SEC filings. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective (1) to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and (2) to ensure that information required to be disclosed in reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

Form 10-Q for the quarterly period ended September 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations, page 30

9.   We note you identify various factors that impact your results such as decreases in shipments, new business and declines in your customers' production. Please revise future filings to quantify the impact of each factor that impacts your results where practicable. Reference Release #33-8350.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief